

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 27, 2008

<u>Via Fax (214) 854-3464 & U.S. Mail</u>

Mr. Thomas Casey
Chief Financial Officer
Blockbuster, Inc.
1201 Elm Street
Dallas, Texas 75270

   Re: **Blockbuster, Inc.**
       Form 10-K for the year ended January 6, 2008
       Filed March 3, 2008
       File No. 001-15153

Dear Mr. Casey:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          David R. Humphrey
          Branch Chief